

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 28, 2014

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

      Re: Incapital Unit Trust, Series 47 ("<u>Incapital</u>")
         File Nos. 333-194140; 811-22581

Dear Mr. Warren:

On February 26, 2014, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "<u>Securities Act</u>") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Prospect Income Finance Portfolio, Series 1 (the "<u>Trust</u>"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Selection of Portfolio Securities (p.2)

1. The first paragraph states that "*[t]he security selection process used to determine the Trust's portfolio was selected [five] business days prior to the date of deposit.*" Revise this sentence to clarify that the securities, as opposed to the security selection process, are selected five days prior to the date of deposit. Further, the disclosure indicates that portfolio securities are selected "*as of*" the Security Selection Date: what is the significance of this statement?

2. The first paragraph also states that "*[t]he final Trust portfolio consists of securities of BDCs, REITs and other financial institutions.*" Clarify whether the Trust will invest "primarily" in BDCs and REITs as stated in the first paragraph of the Principal Investment Strategy. If this is the case, explain what is meant by "primarily" and disclose whether the Trust has any target percentages for each type of securities held. Specify what is meant by "other financial institutions."

3. The second paragraph states that "*[t]he security selection process begins by identifying an initial universe of securities traded on at least one North American securities*

exchange." Such a universe of securities would include securities which are not BDCs, REITs nor other financial institutions. Provide more specificity as to the types of securities will make up the initial universe. Identify which North American securities exchanges will be considered.

4. In the Investment Criteria table, the third line under "*Type*" states "*Other.*" Clarify what types of investments will be included in the "*other*" category. See also comment 2 above.

5. Footnote number one to the Investment Criteria table states that "*[y]ield is calculated based on the issuer's last dividend or interest payment annualized and divided by the security's recent trading price.*" Explain how this method of annualizing the issuer's last dividend will take into account variations in the manner in which an issuer pays dividends. For example, the last dividend could have been a special dividend or a fourth quarter dividend, and annualizing such a dividend would inaccurately represent the actual dividends paid by the issuer over the last year. Explain why the Trust is using this approach rather than calculating yield based on the actual dividends paid and interest payments made over the most recent twelve months. Further, explain what is meant by "recent trading price" and why a specific date is not used.

6. Footnote number two to the Investment Criteria table states that "*[l]everage is calculated based on the issuer's funded debt less unrestricted cash as reported in its most recent quarterly filing with the SEC divided by the issuer's recent market capitalization.*" Define the term "funded debt." Explain why leverage is based only on funded debt and why basing leverage calculations on only funded debt would not result in distorted leverage calculations.

7. Footnote three to the Investment Criteria table states that "*[l]iquidity is calculated based on the intended size of an investment in a given security divided by its recent market capitalization.*" Revise this definition of liquidity to reflect the traditional understanding that liquidity is based on the ability to convert assets into cash quickly.

8. The last sentence states that "*Prospect then evaluates each security and issuer on a variety of other factors.*" This sentence does not enhance an investor's ability to understand how the Trust will choose its investments. Revise and include all material factors that will be considered, and explain with specificity how the trust will determine which securities to purchase.

Principal Risks (p. 4)

9. Clarify whether the Trust will invest in non-traded BDCs or in initial public offerings of BDCs. If the Trust intends to invest in either, disclose the heightened risks associated with such investments, such as the risk of limited liquidity for non-traded BDCs and the risk that a BDC's share price may fall after its initial public offering.

10. Clarify whether the Trust intends to invest in any foreign securities, such as overseas REITs. If foreign securities may account for more than 10% of portfolio assets, include as a principal risk appropriate disclosure regarding investing in foreign securities.

11. Delete the following excerpt from page 5 as it is not appropriate risk disclosure. "*Leveraging could cause the net asset value of BDC common stock to increase more sharply than it could have had such BDC not been leveraged.*"

12. Consider moving the following excerpt from page 5 to the end of this section. "*BDCs compete with other BDCs, a large number of investment funds, banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs held by the Trust to lose prospective investments if they do not match competitors' pricing, terms and structure. As a result of this competition, there is no assurance that a BDC held by the Trust will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.*"

13. The second to last paragraph on page 5 states that "*BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps.*" Provide additional disclosure on all material risks associated with the types of derivatives used by BDCs. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

14. The first full paragraph on page 6 states that "*BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members*." Elaborate on why this is a risk for BDC shareholders, for instance, the possible dilution of shares.

15. Clarify whether the Trust's portfolio BDCs will invest significantly in payment in kind debt. If so, include appropriate risk disclosure.

16. In the last paragraph on page 6, add a statement to clarify that BDCs may invest in junk bonds and that such investments are riskier and have a greater likelihood of default.

17. Move the following excerpt from page 8 to the strategy section, as it is not risk disclosure. "*A REIT is a company that buys, develops, finances and/or manages income-producing real estate and related securities. Such companies may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes, office buildings and mortgage securities.*"

18. The first full paragraph on page 9 states that "*[s]ome of the risks associated with the financial sector are listed below.*" Disclose all material risks of investing in the financial sector, including those associated with investing in "other financial institutions."

19. The first full paragraph on page 8 also states that "*[c]ompanies in the financial sector include banks, BDCs, REITs, insurance companies and investment firms.*" Explain whether the Trust intends to invest in all of these types of companies. If this list includes types of companies in which the Trust will not invest, tailor this disclosure so that it is specific to the securities in which the Trust intends to invest. Further, define "investment firm."

20. The second paragraph on page 10 states "*In addition, Prospect may recommend to the Sponsor that the Trust's portfolio include a BDC managed by Prospect. If the Trust holds such a BDC, Prospect will receive compensation for managing the BDC, including incentive fees. Such compensation may create a conflict of interest.*" In the last sentence, replace the word "may" with "will". Explain whether an investment in a BDC managed by Prospect would be a prohibited affiliated transaction.

21. The second to last risk factor on page 10 states that "*the stocks of BDCs as an industry traded…at near historic lows as a result of concerns over liquidity, leverage restriction and distributions.*" Elaborate on this risk in a separate BDC-specific risk factor.

22. The risk factors "*Investing in the Trust units may involve a high degree of risk and is highly speculative*" and "*The Sponsor does not actively manage the portfolio*" are principal risks and should be relocated to the beginning of the risk factor section.

Fee Table (p. 12)

23. Disclose the fee paid to Prospect for its services as a portfolio consultant in the Annual Fund Operating Expenses table.

Prospectus Part B

Buying Units (B-1)

24. Revise the "*Distribution of Units*" caption on page B-5 to clarify that this section refers to the payments made to broker-dealers for the distribution of units.

List of Exhibits

We note that several required exhibits must be provided before the filing may be declared effective, including:

- 3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

- 3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

- 4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui